UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob, Adv.

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. As previously disclosed, on May 25, 2023, Nano Dimension Ltd., an Israeli company (“Nano”), commenced an unsolicited tender offer to purchase up to 27,925,689 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 and in the related Letter of Transmittal and the related Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on May 25, 2023. Thereafter, on June 27, 2023, Nano announced that, as of 11:59 p.m., New York Time, on June 26, 2023 (the initial expiration date of the tender offer), 4,874,887 Stratasys ordinary shares had been validly tendered and not properly withdrawn pursuant to the tender offer, and approximately 899,973 Stratasys ordinary shares had been tendered pursuant to Notices of Guaranteed Delivery (together constituting approximately 8% of outstanding Stratasys ordinary shares). Nano subsequently revised its unsolicited tender offer to relate to up to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 53%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $20.05 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Supplement to Offer to Purchase dated June 27, 2023 and in the related Amended Letter of Transmittal and the related Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on June 27, 2023. The Statement relates to the unsolicited tender offer by Nano, including to respond to the revised offer. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

THE STRATASYS BOARD UNANIMOUSLY RECOMMENDS THAT STRATASYS SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER ANY OF THEIR STRATASYS ORDINARY SHARES TO NANO PURSUANT TO THE REVISED OFFER AND DELIVER A NOTICE OF OBJECTION AGAINST THE REVISED OFFER.

Item 2. Identity and Background of Filing Person

The first two paragraphs in the subsection entitled “Tender Offer” are amended and restated in their entirety as follows:

This Statement relates to the unsolicited tender offer by Nano Dimension Ltd. (“Nano” or “Offeror”), an Israeli company, originally commenced on May 25, 2023, to purchase up to 27,925,689 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023, the terms of which have been subsequently revised on June 27, 2023 to (a) reduce the number of Stratasys ordinary shares being sought in the offer to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, (b) increase the offer consideration to $20.05 per share in cash, less any required withholding taxes and without interest (the “Offer Consideration”), and (c) extend the expiration date to 5:00 P.M., New York Time, on July 24, 2023 (such time, as it may be extended, the “Expiration Date”), unless Nano extends or earlier terminates the Offer, upon the terms and conditions set forth in the revised Offer to Purchase dated May 25, 2023, as supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 (together with the initial Offer to Purchase, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated June 27, 2023 (the “Letter of Transmittal”), and the related Amended Notice of Objection, dated June 27, 2023 (the “Notice of Objection”), contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the Securities and Exchange Commission (the “SEC”) on May 25, 2023 (as amended and supplemented from time to time, the “Schedule TO”). The tender offer is denominated as a “special tender offer” under the provisions of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) applicable to tender offers as a result of which a person seeks to become a holder of a “control block.” The revised tender offer and the revised value of the consideration offered thereby, together with all of the terms and conditions applicable to the special tender offer, is referred to collectively in this Statement as the “Offer.” According to the Schedule TO, and as required under Israeli law, if the conditions in the Offer have been satisfied or, subject to applicable law, waived by Nano, holders of Stratasys ordinary shares who have not responded to the Offer by the Expiration Date, have filed a notice of objection with respect to the Offer or have tendered their Stratasys ordinary shares and subsequently withdrawn their ordinary shares, will be entitled to tender their Stratasys ordinary shares during an additional period of four (4) calendar days from the Expiration Date (being 5:00 P.M. New York Time on July 28, 2023, unless Nano extends or earlier terminates the Offer.)

According to the Schedule TO, the purpose of the Offer is to acquire up to 25,266,458 Stratasys ordinary shares such that Nano would own up to and no more than 51% of the outstanding Stratasys ordinary shares, and a minimum of 46% of the outstanding Stratasys ordinary shares, in order to acquire or influence control of the business of Stratasys. According to the Schedule TO, Nano would like to increase its ownership and voting interest in order to have more influence over the future direction of Stratasys.

The first two bullets in the subsection entitled “Tender Offer” are amended and restated in their entirety as follows:

●	there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, at least 3,427,606 Stratasys ordinary shares, representing at least 5% of the issued and outstanding Stratasys ordinary shares (the “Threshold Condition”);

●	there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, at least 21,838,853 Stratasys ordinary shares (the “Minimum Tender Condition”);

The fifth bullet in the subsection entitled “Tender Offer” is amended and restated in its entirety as follows:

●	the Stratasys Board terminating the Rights Plan (as defined below), not issuing the Rights pursuant to the Rights Plan as a result of the Offer or Nano otherwise being satisfied in its reasonable discretion that the Rights will not be triggered as a result of the Offer (the “Rights Plan Condition”);

Item 2. Identity and Background of Filing Person; Annex A. Conditions to the Offer

All references to “11:59 P.M.” are replaced with “5:00 P.M.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The first paragraph in the subsection entitled “Relationship with Nano” is amended and restated in its entirety as follows:

According to the Schedule TO, as of May 24, 2023, Nano was the beneficial owner of 9,695,115 Stratasys ordinary shares, representing approximately 14.1 percent of the outstanding Stratasys ordinary shares.

The second sentence of the third paragraph in the subsection entitled “The Desktop Metal Merger” is amended and restated in its entirety as follows:

Additional disclosure related to the Desktop Metal Merger Agreement is included in the registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys, filed by Stratasys with the SEC on June 20, 2023.

Item 4. The Solicitation or Recommendation.

All references to “27,925,689 Stratasys ordinary shares” are replaced with “25,266,458 Stratasys ordinary shares.”

The last sentence of the second subparagraph of the paragraph numbered VI in the subsection entitled “Reasons for Recommendation” is amended and restated in its entirety as follows:

Each of the foregoing conditions are for the benefit of Nano and may be asserted by Nano in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied so long as they are not caused by any action or inaction of Nano, and, in the case of the Rights Plan Condition, subject to applicable law, may be waived by Nano in whole or in part at any time and from time to time until the Expiration Date, in each case, in the exercise of Nano’s sole judgment.

The following disclosure supplements the subsection entitled “Reasons for Recommendation” with respect to the revised Offer:

(IX) The Offer, as revised, continues to be inadequate and substantially undervalue Stratasys’ industry-leading position and growth opportunities, is highly opportunistic, coercive and self-interested, and if consummated (particularly taking into account Nano’s proposed slate of directors for election), would pose significant risks for Stratasys’ remaining shareholders in a Nano-controlled company.

The Stratasys Board believes that the Offer is highly opportunistic in its timing, coming as Stratasys is trading at a 30.6% discount to its last 12-month intraday high of $21.44.2 The Offer of $20.05 per share reflects a 1.7x 2023E EV/Revenue multiple, which is significantly below the median of 2.7x 2023E EV/Revenue at which the Company’s peers trade. Furthermore, Nano’s Q1 2023 financial results show that Nano’s business continues to generate significant losses. Excluding the $40 million gain from revaluation of Nano’s investment in Stratasys, Nano’s adjusted EBITDA was negative $23.7 million. Nano also continues to burn cash at a rapid rate – while generating only approximately $15 million of revenue in the first quarter of 2023, Nano burned approximately $46 million of cash in the same period.

The ability of Nano to remove and appoint the Company’s board of directors upon consummation of the Offer would create serious conflicts of interest that would interfere with Stratasys’ ability to maintain excellence in its operations and innovation. The fact that six out of the seven directors nominated by Nano pursuant to its demand for a shareholder meeting of the Company, dated June 13, 2023, are executives of Nano demonstrates the clear and harmful conflicts of interest that would exist in the event that Nano became a controlling shareholder of the Company.

Additionally, the Offer continues to be highly conditional and places Stratasys and its shareholders at substantial risk that it will never be consummated, and if consummated, will be significantly delayed. Even though Nano is likely aware that it will likely take several months for the CFIUS Approval and any other required regulatory approvals to be obtained (and that the initial 45-day review period of Nano’s filed notice to CFIUS will not even expire until August 6, 2023), there is no commitment by Nano to extend and keep open the Offer until such conditions have been satisfied.

The coercive nature of the Offer is also evidenced by the unclear, unreasonable and discriminatory procedures established by Nano for the delivery of notices of objection to the Offer by Stratasys shareholders who hold their shares beneficially in “street name” (as do the vast majority of all shareholders, at Stratasys and for virtually all publicly traded companies), resulting in such shareholders being deprived of their rights to object to the Offer as required by Israeli law and rendering Nano’s disclosures in the Schedule TO regarding the objection process materially misleading. Nano and its depositary, Computershare, have established procedures for brokers to tender shares through the Depositary Trust Company on behalf of beneficial owners, but have not established any equivalent procedures for submissions of objections that are equally as easy to carry out for beneficial owners. Stratasys’ understanding, based on inquiries by its representatives to Nano’s information agent, Georgeson, and communications with Stratasys shareholders, is that beneficial holders are being required to complete notices of objection themselves and mail physical copies of the notices to Computershare, or possibly to their brokers, who would then have to re-submit the notices to Computershare. Furthermore, holders of Stratasys ordinary shares are being instructed that they may be required to provide proof of their ownership of Stratasys ordinary shares “at Nano’s reasonable discretion,” an additional step that would not be required if brokers were able to submit notices of objection on behalf of their clients. In addition to the disproportionate burden this places on objecting to the Offer relative to tendering, the information being required of shareholders has been both confusing and unreasonable. The Amended Notice of Objection requires objecting beneficial owners to provide extensive and unreasonably sensitive information, including the name of the objecting holder, which would be delivered directly to Nano, in contrast to the relative anonymity of non-objecting shareholders (particularly problematic for Stratasys shareholders who are employees and may fear retaliation by Nano if the Offer were to succeed).

2 Based on unaffected Stratasys share price of $14.88 as of May 24, 2023.

The Stratasys Board also considered the fact that on June 29, 2023, J.P. Morgan rendered an oral opinion to the Stratasys Board, subsequently confirmed in writing, to the effect that, as of June 29, 2023, and based on and subject to the various assumptions, qualifications, limitations and other matters described in the written opinion, the consideration proposed to be paid to the holders (other than Nano and any of its affiliates) of Stratasys ordinary shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of J.P. Morgan, dated June 29, 2023, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such opinion, is attached as Exhibit (a)(22) to this Statement. J.P. Morgan provided its opinion for the information and assistance of the Stratasys Board in connection with its consideration of the Offer. The opinion of J.P. Morgan is not advice or a recommendation as to whether any holder of Stratasys ordinary shares should tender its Stratasys ordinary shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

Item 4. The Solicitation or Recommendation; Item 7. Purposes of the Transaction and Plans or Proposals

The disclosures added to Item 4 of the Statement and Item 7 of the Statement in Amendment No. 9 to the Schedule 14D-9 are hereby amended, restated and supplemented as follows:

On June 27, 2023, Nano issued a press release announcing that it has (a) increased the Offer Consideration from $18.00 to $20.05 per ordinary share in cash, less any required withholding taxes and without interest, (b) reduced the percentage of outstanding Stratasys ordinary shares being sought in the Offer to between 31.9% and 36.9% and (c) extended the Expiration Date to 5:00 p.m. New York Time on July 24, 2023, unless further extended or earlier terminated. According to the press release, as of 11:59 p.m., New York Time, on June 26, 2023, 4,874,887 Stratasys ordinary shares had been validly tendered and not properly withdrawn pursuant to the Offer, and approximately 899,973 Stratasys ordinary shares had been tendered pursuant to Notices of Guaranteed Delivery (together constituting approximately 8% of outstanding Stratasys ordinary shares). Later that day, Nano filed an amendment to the Schedule TO with the SEC to reflect the foregoing, which contained the Supplement to Offer to Purchase, dated June 27, 2023, the Amended Letter of Transmittal and the Amended Notice of Objection.

Later on June 27, 2023, Stratasys issued a press release noting that the Stratasys Board will review the revised Offer and intends to advise Stratasys shareholders of its position regarding the revised Offer within 10 business days.

Also on June 27, 2023, Stratasys received an updated unsolicited non-binding proposal from 3D Systems, proposing to acquire Stratasys for $7.50 in cash and 1.3223 newly issued shares of common stock of 3D Systems per Stratasys ordinary share (the “June 27 3D Proposal”), as compared to the non-binding proposal received from 3D Systems on May 30, 2023 to acquire Stratasys for $7.50 in cash and 1.2507 newly issued shares of common stock of 3D Systems per Stratasys ordinary share, which the Stratasys Board had unanimously determined did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” pursuant to the terms of the Desktop Metal Merger Agreement and did not provide a basis upon which to enter into discussions with 3D Systems, as previously disclosed in a press release issued by Stratasys on June 20, 2023.

Also later on June 27, 2023, Stratasys issued a press release confirming its receipt of the June 27 3D Proposal and noting that the Stratasys Board will review the proposal in consultation with its independent financial and legal advisors and in accordance with its duties under applicable law and its obligations under the Desktop Metal Merger Agreement.

On June 29, 2023, the Stratasys Board held a meeting with certain members of Stratasys’ management team and advisors, including representatives of J.P. Morgan, Meitar, Wachtell Lipton and Joele Frank, to discuss the revised terms of the Offer. J.P. Morgan rendered for the benefit of the Stratasys Board its oral opinion on June 29, 2023, subsequently confirmed in writing, that as of such date based upon and subject to the various assumptions, qualifications, limitations and other matters described in such written opinion, the consideration proposed to be paid to the holders (other than Nano and any of its affiliates) of Stratasys ordinary shares pursuant to the Offer was inadequate from a financial point of view to such holders. Following discussion, the Stratasys Board considered the revised terms of the Offer with members of Stratasys’ management team and advisors. Thereafter, the Stratasys Board unanimously determined that the Offer substantially undervalued Stratasys and was not in the best interests of Stratasys and its shareholders and did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” under the terms of the Desktop Metal Merger Agreement.

At the same meeting, representatives of J.P. Morgan described their financial analysis with respect to the June 27 3D Proposal. The Stratasys Board discussed and considered J.P. Morgan’s financial analysis with respect to the June 27 3D Proposal, as well as the transactions contemplated by the Desktop Metal Merger Agreement and Stratasys’ other prospects, and unanimously determined that the June 27 3D Proposal did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” pursuant to the terms of the Desktop Metal Merger Agreement and did not provide a basis upon which to enter into discussions with 3D Systems.

On June 30, 2023, Stratasys issued a press release announcing the Stratasys Board’s recommendation that Stratasys shareholders reject the Offer, not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection against the Offer. That same day, Stratasys also issued a press release announcing the Stratasys Board’s rejection of the June 27 3D Proposal and sent a letter to its employees regarding the rejection of both the Offer and the June 27 3D Proposal.

Item 8. Additional Information

The first sentence of the last paragraph of the subsection entitled “Rights Agreement” is amended and restated in its entirety as follows:

Consummation of the Offer is conditioned upon the Board not issuing the Rights pursuant to the Rights Plan as a result of the Offer or Nano otherwise being satisfied in its reasonable discretion that the Rights will not be triggered as a result of the Offer.

Annex A. Conditions to the Offer

The first two bullets are amended and restated in their entirety as follows:

●	The number of Stratasys ordinary shares that have been validly tendered, and not properly withdrawn, shall not suffice to meet the Threshold Condition. The Threshold Condition will be satisfied if 3,427,606 or more Stratasys Shares, representing at least 5% of the issued and outstanding Stratasys ordinary shares, have been validly tendered and not properly withdrawn. As a matter of Israeli law, the Threshold Condition cannot be waived.

●	The number of Stratasys ordinary shares that have been validly tendered, and not properly withdrawn, shall not suffice to meet the Minimum Tender Condition. The Minimum Tender Condition will be satisfied if 21,838,853 or more Stratasys ordinary shares have been validly tendered, and not properly withdrawn. According to the Offer to Purchase, Nano does not expect to waive the Minimum Tender Condition.

The fourth bullet is amended and restated in its entirety as follows:

●	The Rights Plan Condition shall not have been satisfied. The Rights Plan Condition will be satisfied if the Stratasys Board terminates the Rights Plan or does not issue Rights pursuant to the Rights Plan as a result of the Offer, or Nano is satisfied in its reasonable discretion that the Rights will not be triggered as a result of the Offer. Stratasys and/or the Stratasys Board have taken all necessary action in order to render inapplicable any control share acquisition, business combination, Rights Plan (including any distribution under the Rights Plan) or other similar anti-takeover provision under Stratasys’ Articles of Association or Israeli law that will be triggered upon the consummation of the transactions contemplated under the Offer. According to the Offer to Purchase, Nano does not expect to waive the Rights Plan Condition.

The third paragraph is amended and restated in its entirety as follows:

According to the Offer to Purchase, the foregoing conditions are for the sole benefit of Nano and may be asserted by Nano regardless of the circumstances giving rise to any such conditions so long as they are not caused by any action or inaction of any member of Nano, and, in the case of the fourth solid bullet above, subject to applicable law, may be waived by Nano in whole or in part at any time and from time to time until the Expiration Date (as may be extended, subject to applicable law), in each case, in the exercise of Nano’s sole judgment.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(22)	Opinion of J.P. Morgan Securities LLC, dated June 29, 2023.					X
(a)(23)	Press Release, dated June 30, 2023, with respect to the rejection of Nano Dimension Ltd.’s Unsolicited Tender Offer.					X
(a)(24)	Press Release, dated June 30, 2023, with respect to the rejection of 3D Systems Corporation’s Unsolicited Proposal.					X
(a)(25)	Employee Letter, dated June 30, 2023					X
(a)(26)	Stratasys Ltd. Shareholder Information Website					X
(a)(27)	Investor Q&A, dated June 30, 2023					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer